May 5, 2016

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atkore International Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 15, 2016
File No. 333-209940

Dear Mr. Mancuso:

This letter sets forth the responses of Atkore International Group Inc. (the “Registrant”) to the comments contained in your letter, dated May 3, 2016, relating to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-209940, filed by the Registrant on April 15, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement filed on April 15, 2016. Page references in the responses below are to Amendment No. 2.

The Registrant is also providing with the paper copy of this letter a draft of our opinion as to the legality of the securities being registered, which the Registrant intends to file in a future amendment to the Registration Statement once the offering size has been determined.

Russell Mancuso	2	May 5, 2016

Prospectus Summary, page 1

1. We note your response to prior comment 8. Please revise your disclosure regarding your services – like on pages 1, 84, and 86 – to clarify the significance of services to your business.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1, 5, 6, 7, 18, 80, 82, 85, 86, 87 and F-65.

Our Sponsor, page 8

2. We note your response to prior comment 6 and that you continue to highlight $21 billion in 65 businesses and more than $100 billion. We also note that you did not address the questions in the second sentence of prior comment 6. Please tell us the purpose of the information highlighted in this section of your prospectus summary. Also, provide us your analysis of why investors do not need the information sought by the second sentence of prior comment 6 to evaluate the information you have elected to highlight.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 8 to remove references to $21 billion in 65 businesses and more than $100 billion as well as the names of individual investments of the Registrant’s majority stockholder. As disclosed elsewhere in the Registration Statement, the majority stockholder currently controls approximately 99% of the Registrant’s common stock and will remain the Registrant’s controlling stockholder upon completion of the offering. As a result, the purpose of the information in the first paragraph under the heading “Prospectus Summary—Our Sponsor and Organizational Structure” is to provide a brief description of the nature of the business of the Registrant’s majority stockholder and its experience in the Registrant’s industry.

Management’s Discussion and Analysis, page 48

Industry Trends, page 49

3. We note your response to prior comment 10 and your removal of the reference to solar from this section. Please tell us why you no longer believe that you will be affected by solar industry trends, particularly given your statements about this industry like on pages 6, 21, 85, and 86.

The Registrant advises the Staff that legislation extending the Solar Investment Tax Credit (the “ITC”) was signed into law on December 18, 2015. The law significantly extends the applicable time period of the ITC. Based on ongoing discussions with the Registrant’s customers in the solar market, the Registrant believes that solar will remain a source of growth for the Registrant over the medium and long term. It is, however,

Russell Mancuso	3	May 5, 2016

difficult for the Registrant and its customers to accurately project the growth within the industry in the short term, as installers and developers of utility solar facilities are currently developing their longer-term investment strategies in response to extension of the ITC. For this reason, the Registrant has elected to remove third-party forecasts of growth in the solar industry from the Registration Statement as it believes that it is not currently materially affected by solar industry trends.

4. We note your disclosure here regarding markets and applications that your response to prior comment 17 indicates are immaterial. Please ensure that your references to markets and applications in your prospectus make clear in context their significance to your business.

The Registrant advises the Staff that the markets and applications addressed in its response to prior comment 17 are immaterial in the context of the Registrant’s individual segments as of the date of filing of the Registration Statement. As such, these references were removed from the description of the Registrant’s current business. The Registrant respectfully notes that the disclosure on page 50 discusses emerging industry trends that may affect its results of operations in the future. As such, the Registrant has updated the section heading to read “Emerging Industry Trends” and reordered its position in the section “Business Factors Influencing Our Results of Operations” to further clarify the context for the discussion of these markets and applications in relation to the Registrant’s business.

Net Sales, page 53

5. Please revise the last sentence of this paragraph to identify the “certain product categories” that you mention. If multiple categories are material to the disclosure, please disclose the relative impact of each category.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 52.

Asset Impairment, page 61

6. We note your response to prior comment 13. Please tell us why you removed the disclosure regarding the customer’s disproportionate purchase of higher margin product.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 62 to clarify that the decrease in sales volumes from a key customer was as a result of the customer choosing an alternative supplier outside the United States for certain of the Registrant’s higher-margin products.

Russell Mancuso	4	May 5, 2016

Legal Proceedings, page 94

7. Please expand your response to prior comment 21 to tell us whether the proceedings involve a claim of a dollar amount. Also, provide us your analysis of the applicability of Instruction 2 to Regulation S-K Item 103.

The Registrant advises the Staff that, as of the date hereof, the Wind Condominium Association, Inc. et al. putative class action does not involve a claim of a dollar amount. The Registrant further advises the Staff that dollar amounts of claims for all Special Products Claims referred to on page 95 of Amendment No. 2 do not in the aggregate exceed 10 percent of the current assets of the Registrant.

Principal and Selling Stockholders, page 123

8. From your response to prior comment 26, it appears that directors beneficially own shares held in the name of CD&R. If true, please revise to disclose each director’s beneficial ownership in accordance with Rule 13d-3, regardless of whether beneficial ownership is disclaimed. Also revise the last row of the table accordingly.

The Registrant advises the Staff that as disclosed on page 126 of the Registration Statement, none of the directors of the Registrant affiliated with CD&R (Messrs. Berges, Knisely, Sleeper and Zrebiec) directly own any shares of the Registrant’s common stock. While Messrs. Berges and Sleeper are members of an investment committee of limited partners of CD&R Associates VIII, L.P. which has the power to make investment and voting decisions with respect to the shares of common stock held by the CD&R Investor, such committee is currently comprised of 19 individuals. Accordingly, as one of 19 members, neither Mr. Berges nor Mr. Sleeper has the power, directly or indirectly, to direct the voting of the shares or dispose of the shares of the Registrant’s common stock. If and to the extent Mr. Berges and Mr. Sleeper were deemed to have beneficial ownership of shares of the Registrant’s common stock, each such individual expressly disclaims beneficial ownership, as permitted by Rule 13d-4.

Certain Relationships and Related Party Transactions, page 125

9. Please expand your response to prior comment 27 to tell us the amount of any unpaid indemnification claims and the amount of any such claims in dispute. Also provide us your analysis of why you believe the dollar amounts mentioned in your response need not be disclosed so that investors can evaluate the magnitude of the obligations associated with the related party agreement; cite in your response all authority on which you rely.

The Registrant advises the Staff that there are no acknowledged, liquidated but unpaid indemnification claims at this time. To the extent the Registrant has accepted a tender for indemnification, the Registrant pays claim-related expenses as invoiced. In response to the Staff’s comment, the Registrant has revised the disclosure on page 129 to reflect the most recent information available to the Registrant with respect to total payments for Special Products Claims, including an updated amount of total payments with respect to Special Products Claims existing as of the date of the Investment Agreement.

Russell Mancuso	5	May 5, 2016

Description of Certain Indebtedness, page 137

10. We note your response to prior comment 29. Please revise your prospectus disclosure to clarify how the default provisions of your indebtedness are affected by the ownership of your controlling shareholder. Add any appropriate risk factors, including any antitakeover effects.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 142, 143 and 145.

Commissions and Expenses, page 148

11. We note your response to prior comment 31. Please provide more specific disclosure regarding the “certain expenses” being reimbursed. Please also tell us about any other relationships between you or your affiliates and Solebury Capital LLC.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 151. In addition, the Registrant advises the Staff that it has separately engaged Solebury Capital LLC to provide investor relations and financial communications services and advice on a temporary basis to assist the Registrant in its transition to being a public company.

Relationships, page 151

12. We note your response to prior comment 32; however, your disclosure continues to indicate that you have merely disclosed “examples” of the relationships. Please provide complete disclosure required by Regulation S-K Item 508, and revise any disclosure that implies the contrary.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 153.

Exhibit 21.1

13. Please provide us your analysis of why you have not included Heritage Plastics, Liberty Plastics, or Ridgeline.

The Registrant advises the staff that Atkore Plastic Pipe Corporation, a wholly owned indirect subsidiary of the Registrant, purchased substantially all of the assets of Heritage Plastics and Ridgeline and certain fixed assets and inventory of Liberty Plastics. As these were asset acquisitions, there are no additional subsidiaries to list in exhibit 21.1.

Russell Mancuso	6	May 5, 2016

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478.

Regards,

/s/ Paul M. Rodel

Paul M. Rodel

cc:	Laurie Abbott
Kristin Lochhead
Gary Todd
U.S. Securities and Exchange Commission
Daniel S. Kelly, Esq.
Atkore International Group Inc.

Enclosures